FOR IMMEDIATE RELEASE	TSX: SLW
November 3, 2015	NYSE: SLW

ANOTHER RECORD QUARTER OF SILVER EQUIVALENT PRODUCTION AND SALES VOLUME FOR SILVER WHEATON IN THE THIRD QUARTER OF 2015

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the third quarter ended September 30, 2015. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton achieved record production for a third quarter in a row and record sales volume for a second quarter in a row, driven by record production at Salobo and Peñasquito and record sales volume at San Dimas. In addition, the ramp-up of production at Salobo and Constancia continue to progress as expected.

THIRD QUARTER HIGHLIGHTS

•
Record attributable silver equivalent production in Q3 2015 of 11.0 million ounces (6.9 million ounces of silver and 54,500 ounces of gold), compared with 8.9 million ounces in Q3 2014, representing an increase of 24%.

•
Record silver equivalent sales volume in Q3 2015 of 10.2 million ounces (6.6 million ounces of silver and 48,100 ounces of gold), compared with 8.7 million ounces in Q3 2014, representing an increase of 17%.

•
During the three month period ending September 30, 2015, payable silver equivalent ounces attributable to the Company produced but not yet delivered decreased by 0.1 million ounces to approximately 6.3 million ounces.

•	Revenues of $153.3 million in Q3 2015 compared with $165.9 million in Q3 2014, representing a decrease of 8%.

•
Average realized sale price per silver equivalent ounce sold in Q3 2015 of $15.03 ($15.05 per ounce of silver and $1,130 per ounce of gold), compared with $18.98 in Q3 2014, representing a decrease of 21%.

•	Adjusted net earnings1 of $49.8 million ($0.12 per share) in Q3 2015 compared with $72.6 million ($0.20 per share) in Q3 2014, representing a decrease of 31%.

•	During the three months ended September 30, 2015, the Company recognized an impairment charge of $154.0 million related to its 777 silver and gold interest.

•	After including the after tax impact of the impairment charge, net loss of $95.9 million ($0.24 per share) in Q3 2015 compared with net earnings of $4.5 million ($0.01 per share) in Q3 20141.

•	Operating cash flows of $99.5 million ($0.25 per share1) in Q3 2015 compared with $120.4 million ($0.34 per share1) in Q3 2014, representing a decrease of 17%.

•	Cash operating margin1 in Q3 2015 of $10.45 per silver equivalent ounce compared with $14.39 in Q3 2014, representing a decrease of 27%.

•	Average cash costs1 in Q3 2015 were $4.26 and $389 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs1 decreased to $4.58 compared with $4.59 in Q3 2014.

•	Declared quarterly dividend of $0.05 per common share.

•
On September 18, 2015, the Company announced that it had received TSX approval for a normal course issuer bid (“NCIB”) of up to 5% of the Company's outstanding Common Shares. To date, the Company has purchased 764,789 shares under the NCIB.

•
On September 24, 2015, the Company announced that it had received Notices of Reassessment from the Canada Revenue Agency (the “CRA”) for the 2005 to 2010 taxation years (the “Relevant Taxation Years”).

o	Subsequent to the quarter, Silver Wheaton filed notices of objection for each of the Relevant Taxation Years.

•	Asset Highlights:

o	Salobo had record attributable production of almost 33,000 ounces of gold net to Silver Wheaton in Q3, and the ongoing ramp-up continues to be on track to achieve 100% utilization in Q4 2015.
o	Record attributable production from Peñasquito.
o	Record sale volume from San Dimas.

•	Events Subsequent to the Quarter
o
Silver Wheaton agreed to acquire from a subsidiary of Glencore Plc ("Glencore") an amount of silver equal to 33.75% of the silver production until delivery of 140 million ounces of silver and 22.5% of the silver production thereafter for the life of mine from the Antamina mine for an upfront cash consideration of US$900 million and ongoing payments of 20% of spot price per silver ounce delivered.

“Silver Wheaton hit record production for a third consecutive quarter, as the company produced 11 million silver equivalent ounces in the third quarter alone. Our cornerstone assets delivered solid results with Peñasquito and Salobo setting new production records. With over 32 million ounces produced year to date, we remain well on track to deliver on our original production growth guidance of over 20% in 2015,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Clearly, not everything has been smooth sailing, as we have also faced persistently low commodity prices, along with the receipt of the Notices of Reassessment from the CRA. I once again want to reiterate our confidence in our structure and that we will vigorously defend our tax filing position; as such, we have filed notices of objections with the CRA in regards to the Reassessments.”

“While our cornerstone operations have performed exceptionally well, we did take an impairment charge on 777 in the third quarter due to lack of exploration success combined with lower commodity prices. While the low commodity price environment has had its challenges, it has also created some great opportunities. This is clearly evidenced by the announcement of our acquisition of a silver stream on Antamina, one of the lowest cost, largest copper mines in the world. Antamina is an ideal asset for Silver Wheaton, one that readily fits in to our portfolio of top tier assets.”

Financial Review

Revenues

Revenue was $153.3 million in the third quarter of 2015, on silver equivalent sales of 10.2 million ounces (6.6 million ounces of silver and 48,100 ounces of gold). This represents an 8% decrease from the $165.9 million of revenue generated in the third quarter of 2014 due primarily to a 21% decrease in the average realized silver equivalent price ($15.03 in Q3 2015 compared with $18.98 in Q3 2014), partially offset by a 17% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs1 in the third quarter of 2015 were $4.58 per silver equivalent ounce as compared with $4.59 during the comparable period of 2014. This resulted in a cash operating margin¹ of $10.45 per silver equivalent ounce, a reduction of 27% as compared with Q3 2014. The decrease in the cash operating margin was primarily due to a 21% decrease in the average realized silver equivalent price in Q3 2015 compared with Q3 2014.

Earnings and Operating Cash Flows

Adjusted net earnings1 and cash flow from operations in the third quarter of 2015 were $49.8 million ($0.12 per share) and $99.5 million ($0.25 per share1), compared with $72.6 million ($0.20 per share) and $120.4 million ($0.34 per share1) for the same period in 2014, a decrease of 31% and 17%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

Balance Sheet

At September 30, 2015, the Company had approximately $81 million of cash on hand and $647 million outstanding under the Company's $2 billion revolving term loan.

On September 18, 2015 the Company announced it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The NCIB will expire no later than September 22, 2016.  During the three months ended September 30, 2015 the Company purchased 119,400 shares under the NCIB at an average price of $12.26 per share.  Subsequent to September 30, 2015, the Company purchased an additional 645,389 shares under the NCIB at an average price of $11.86 per share.

Asset Impairment

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the silver and gold production from its currently producing 777 mine, located in Canada, until the end of 2016, and 100% of the silver and 50% of the gold production for the remainder of the mine life. During the third quarter of 2015, the Company’s management was informed that as a result of an unsuccessful drilling program at 777, Hudbay’s management believes that the mine life for 777 is unlikely to be extended beyond 2020.  As a result, during the third quarter of 2015, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest.  At September 30, 2015, Silver Wheaton’s management estimated that the recoverable amount under the 777 silver and gold interest was $147.5 million, representing its fair value less cost to sell and resulting in an impairment charge of $154.0 million.

CRA Audit Update

On July 6, 2015, the Company announced that it had received a proposal letter (the “Proposal”) from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Act”). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the “Reassessments”) from the CRA for the 2005 to 2010 taxation years (the “Relevant Taxation Years”). The Reassessments are consistent with the Proposal and seek to increase the Company’s income subject to tax in Canada for the Relevant Taxation Years by approximately Cdn$715.3 million which would result in federal and provincial tax of approximately Cdn$201.3 million. In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million for the Relevant Taxation Years. Total tax, interest and penalties sought by the CRA for the Relevant Taxation Years is Cdn$353.4 million. The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by substantially all of the income of the Company’s foreign subsidiaries. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter.

Silver Wheaton intends to vigorously defend its tax filing positions. As such, subsequent to September 30, 2015, Silver Wheaton has filed notices of objection for each of the Relevant Taxation Years. The Company will be required to make a deposit of Cdn$176.7 million representing 50% of the reassessed amounts of tax, interest and penalties. Silver Wheaton will seek to post security in the form of a letter of credit for this amount as opposed to a cash deposit. Cash that has been deposited in respect of a reassessment will be refunded, plus interest, if the Company is ultimately successful in challenging that reassessment.

Events Subsequent to the Quarter

Antamina
Subsequent to the quarter, Silver Wheaton, through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd. (“SWC”), has agreed to acquire from Anani Investments Ltd., a wholly-owned subsidiary of Glencore plc ("Glencore") an amount of silver equal to 33.75% of the silver production until delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine silver production from the Antamina mine, located in Peru. SWC will pay Glencore cash consideration of US$900 million for the silver stream. In addition, SWC will make ongoing payments of 20% of spot price per silver ounce delivered. The silver stream is effective September 30, 2015, and as a result, production and sales attributable to Silver Wheaton are forecast for the fourth quarter of 2015. Silver production is expected to average 4.7 million ounces per year over the first 20 years. Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.  (See Silver Wheaton’s November 3, 2015 news release for full details.)

Third Quarter Asset Highlights

During the third quarter of 2015, attributable silver equivalent production was 11.0 million ounces (6.9 million ounces of silver and 54,500 ounces of gold), representing an increase of 24% compared with the third quarter of 2014.

Operational highlights for the quarter ended September 30, 2015, are as follows:

Salobo
In the third quarter of 2015, Salobo produced a record 32,954 ounces of gold attributable to Silver Wheaton, an increase of approximately 216% relative to the third quarter of 2014. This increase was primarily due to the doubling of the percentage of gold that Silver Wheaton is entitled to and the increased throughput as a result of the expansion to 24 million tonnes per annum, which commenced production in mid-2014. According to Vale’s third quarter of 2015 production report, the ramp-up of Salobo was weaker than expected in July and August but recovered in September with capacity utilization exceeding 90%. Salobo is expected to achieve 100% capacity utilization in the fourth quarter.

Constancia
In the third quarter of 2015, Constancia produced approximately 4,341 ounces of gold and 0.7 million ounces of silver attributable to Silver Wheaton as the mine declared commercial production on April 30, 2015, and it continues to ramp-up as expected.

Peñasquito
In the third quarter of 2015, Peñasquito produced a record 2.1 million ounces of silver attributable to Silver Wheaton, an increase of approximately 28% relative to the third quarter of 2014 due to higher grades being mined as substantial mining took place in the heart of the deposit. As disclosed in Goldcorp Inc.’s (“Goldcorp”) third quarter of 2015 MD&A, construction of the Northern Well Field project remained suspended throughout the third quarter of 2015 due to an illegal blockade by a local community.  Peñasquito continues to seek a fair resolution of this matter with the community, while taking steps to enforce its contractual rights. Peñasquito is also advancing alternatives for completion of the project without crossing through the affected community lands. Goldcorp believes that there will be timely resolution of this matter to meet the future water needs of Peñasquito. The Metallurgical Enhancement Project feasibility study remains on schedule to be completed in early 2016.

San Dimas
In the third quarter of 2015, attributable production from San Dimas was 1.4 million ounces of silver, an increase of approximately 22% relative to the third quarter of 2014.2 This growth was primarily due to increased production as a result of the expansion to 2,500 tonnes per day (tpd), which was completed early in 2014, as well as to the sharing threshold increasing to 6 million ounces3, partially offset by the cessation of Goldcorp's four-year obligation to deliver 1.5 million ounces of silver to the Company on August 6, 2014.

Silver sales in the third quarter of 2015 from San Dimas were a record 2.0 million ounces, an increase of 72% relative to the third quarter of 20142, as silver inventories built up in the second quarter of 2014 were subsequently sold. As at September 30, 2015, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing a decrease of 0.6 million payable silver ounces during the third quarter of 2015. As reported by Primero on July 6, 2015, silver deliveries in the second quarter had been delayed due to the suspension of Primero's import and export licenses in May 2015 by the Mexican customs authorities due to a discrepancy over Primero's address related to its corporate office relocation from Mexico City to Durango, Mexico. As per Primero’s August 6, 2015, news release, the import and export license was reinstated and normal course imports and exports resumed, including the sales of all inventoried silver.

Finally, as per Primero’s third quarter of 2015 MD&A, during the third quarter, Primero achieved key milestones at both the San Dimas mine and the mill, tracking towards the completion of its expansion from 2,500 tpd to 3,000 tpd by the accelerated April 2016 completion date. Primero successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, providing a critical de-bottlenecking in the flow of machinery through the San Dimas mine. At the San Dimas mill, Primero has completed the construction of foundations for the new secondary crusher and demolition of the old foundry is well advanced. The installation of the additional tailings pump is now complete and control has been handed over to the operations team.  The new tailings filter and thickener are also in the process of fabrication and remain on-schedule for delivery to site in Q1 2016.

Sudbury
In the third quarter of 2015, attributable gold production from Vale’s Sudbury mine was 5,967 ounces, a decrease of approximately 51% relative to the third quarter of 2014.  According to Vale’s third quarter of 2015 production report, the decrease was primarily due to planned maintenance shutdowns in the Sudbury surface plants in August 2015. As per Vale, key work completed as part of the shutdown encompassed the rebuild of the SAG mill, the overhaul of the acid plant in preparation for the implementation of the AER project (atmospheric emissions reduction project), and the upgrade of the environmental equipment at the Copper Cliff Nickel Refinery. It should also be noted that production in Q3 2014 was at an elevated level, as Vale processed large inventories of feed stock that had built up in Q2 2014 due to planned maintenance of surface facilities.

Yauliyacu
In the third quarter of 2015, attributable silver production from Yauliyacu was 0.7 million ounces, a decrease of approximately 20% relative to the third quarter of 2014, primarily due to lower grade being mined in the quarter.

Barrick
In the third quarter of 2015, attributable silver production from Barrick was 0.5 million ounces, an increase of approximately 27% relative to the third quarter of 2014, primarily due to higher grades at the Veladero mine and higher recoveries at the Lagunas Norte mine.

777
In the third quarter of 2015, 777 produced approximately 6,330 ounces of gold and 0.1 million ounces of silver attributable to Silver Wheaton, a decrease of approximately 48% and 37%, respectively, relative to the third quarter of 2014 primarily due to lower throughput and grades.

Other
Minto: In the third quarter of 2015, attributable gold production from Minto was 4,920 ounces, a decrease of approximately 29% relative to the third quarter of 2014, primarily due to lower grade being mined in the quarter.  According to Capstone Mining Corp.’s (“Capstone”) third quarter production results, the Minto mill processed solely underground and stockpiled ore while transitioning to the next open pit mining area. In addition, Capstone reported that the Yukon Water Board issued the final Water Use Licence on August 5, 2015, and that stripping of the Minto North open pit commenced immediately. Stripping of Minto North is reportedly on schedule for first ore to the mill starting in December 2015, with high grade ore commencing in the second quarter of 2016.

Stratoni: In the third quarter of 2015, attributable silver production from Stratoni was 0.1 million ounces, a decrease of approximately 52% relative to the third quarter of 2014, primarily due to lower throughput as a result of fewer production stopes available in the mine as well as a five week suspension of operations in the quarter.  As per Eldorado Gold Corporation’s (“Eldorado”) news release dated August 20, 2015, operations at the Stratoni mine were temporarily suspended as a direct result of the revocation by Greece's Ministry of Energy of the technical studies of Eldorado’s projects in Halkidiki, Greece. As per Eldorado’s news release dated October 5, 2015, mining operations have resumed at Halkidiki.

Subsequent to the quarter, the Stratoni silver purchase agreement dated April 23, 2007, was amended in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni. The primary modification is to increase the production price per ounce of silver delivered to SWC over the current fixed price by one of the following amounts: i) US$2.50 if 10,000 meters of drilling is completed outside of the existing ore body and within SWC’s defined area of interest (“Expansion Drilling”), ii) US$5.00 if 20,000 meters of Expansion Drilling is completed, and iii) US$7.00 if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.4

Produced But Not Yet Delivered 5
As at September 30, 2015, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners decreased by 0.1 million ounces to approximately 6.3 million silver equivalent payable ounces, as increases at Salobo and Constancia were more than offset by decreases at San Dimas, 777 and Peñasquito. Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately two to three months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up, delays in shipments, and so forth.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

Webcast and Conference Call Details

A conference call will be held Wednesday, November 4, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	54718941
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 11, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	54718941
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements and the anticipated closing of the Antamina transaction, forecast 2015 estimated annual attributable production is approximately 44.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 55 million silver equivalent ounces6, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including gold and precious metal streams on Vale’s Salobo mine and Hudbay’s Constancia mine.

Notes

1	Please refer to non-IFRS measures at the end of this press release.

2	Year over year changes for production and sales at San Dimas are not inclusive of Goldcorp’s supplement of 1.5 million ounces of silver per year.

3
On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement such that during the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, and Silver Wheaton received an additional 1.5 million ounces of silver per annum that was delivered by Goldcorp. Beginning on August 6, 2014, Primero delivers a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess, and Goldcorp's obligation to deliver supplemental silver ceased. In the prior year, the San Dimas mine reached the previous sharing threshold of 3.5 million ounces of silver on March 13, 2014.

4	The parties also agreed to additional amendments to fix payable rates, fix refining charges and update certain other provisions.

5	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

6	Silver equivalent production forecast assumes a gold/silver ratio of 72:1; Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statement of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2015	2014	2015	2014
Sales	$153,251	$165,852	$448,191	$479,801
Cost of sales
Cost of sales, excluding depletion	$46,708	$40,109	$128,967	$112,565
Depletion	45,248	44,134	130,620	119,270
Total cost of sales	$91,956	$84,243	$259,587	$231,835
Earnings from operations	$61,295	$81,609	$188,604	$247,966
Expenses and other income
General and administrative 1	$7,170	$8,383	$23,226	$28,868
Impairment charges	154,021	68,151	154,021	68,151
Interest expense	428	583	2,726	2,283
Other expense (income)	763	(601)	3,680	1,108
	$162,382	$76,516	$183,653	$100,410
(Loss) earnings before income taxes	$(101,087)	$5,093	$4,951	$147,556
Income tax recovery (expense)	5,162	(597)	2,269	239
Net (loss) earnings	$(95,925)	$4,496	$7,220	$147,795

Basic (loss) earnings per share	$-0.24	$0.01	$0.02	$0.41
Diluted (loss) earnings per share	$-0.24	$0.01	$0.02	$0.41
Weighted average number of shares outstanding
Basic	404,370	358,366	393,084	357,763
Diluted	404,540	358,762	393,274	358,209
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,419	$1,988	$4,760	$6,204

Condensed Interim Consolidated Balance Sheets

	September 30	December 31
(US dollars in thousands - unaudited)	2015	2014
Assets
Current assets
Cash and cash equivalents	$80,512	$308,098
Accounts receivable	1,711	4,132
Other	1,860	26,263
Total current assets	$84,083	$338,493
Non-current assets
Silver and gold interests	$4,871,236	$4,248,265
Early deposit - gold interest	15,223	13,599
Royalty interest	9,107	9,107
Long-term investments	17,555	32,872
Other	11,973	5,427
Total non-current assets	$4,925,094	$4,309,270
Total assets	$5,009,177	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,407	$14,798
Current portion of performance share units	1,647	1,373
Total current liabilities	$17,054	$16,171
Non-current liabilities
Bank debt	$647,000	$998,518
Deferred income taxes	153	942
Performance share units	2,149	3,396
Total non-current liabilities	$649,302	$1,002,856
Total liabilities	$666,356	$1,019,027
Shareholders' equity
Issued capital	$2,818,033	$2,037,923
Reserves	(26,818)	(28,841)
Retained earnings	1,551,606	1,619,654
Total shareholders' equity	$4,342,821	$3,628,736
Total liabilities and shareholders' equity	$5,009,177	$4,647,763

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2015	2014	2015	2014
Operating activities
Net earnings	$(95,925)	$4,496	$7,220	$147,795
Adjustments for
Depreciation and depletion	45,406	44,231	130,996	119,499
Amortization of credit facility origination fees:
Interest expense	124	35	375	125
Amortization of credit facility origination fees - undrawn facilities	244	256	717	764
Write off of credit facility origination fees upon repayment of NRT Loan	-	-	1,315	-
Gain on disposal of silver interest	-	(1,260)	-	(1,260)
Impairment charges	154,021	68,151	154,021	68,151
Interest expense	304	548	2,351	2,157
Equity settled stock based compensation	1,419	1,988	4,760	6,204
Performance share units	(513)	48	(415)	1,544
Deferred income tax expense (recovery)	(5,223)	548	(2,417)	(399)
Investment income recognized in net earnings	(36)	(88)	(207)	(247)
Other	(141)	(88)	(340)	(133)
Change in non-cash working capital	213	2,025	1,795	(4,360)
Cash generated from operations	$99,893	$120,890	$300,171	$339,840
Interest paid - expensed	(360)	(542)	(2,306)	(2,163)
Interest received	14	31	105	76
Cash generated from operating activities	$99,547	$120,379	$297,970	$337,753
Financing activities
Bank debt repaid	$(68,000)	$-	$(1,153,000)	$-
Bank debt drawn	-	-	800,000	-
Credit facility origination fees	-	(2)	(4,241)	(621)
Shares issued	-	-	800,000	-
Share issue costs	6	-	(31,383)	-
Redemption of share capital	(1,464)	-	(1,464)	-
Share purchase options exercised	-	722	2,887	4,418
Dividends paid	(16,565)	(17,924)	(51,009)	(62,716)
Cash generated from (applied to) financing activities	$(86,023)	$(17,204)	$361,790	$(58,919)
Investing activities
Silver and gold interests	$-	$(121)	$(900,058)	$(125,255)
Interest paid - capitalized to silver interests	(2,607)	(3,512)	(6,939)	(10,010)
Silver and gold interests - early deposit	(560)	(1)	(1,618)	(150)
Royalty interest	-	(9,074)	-	(9,074)
Proceeds on disposal of silver interest	-	3,408	25,000	3,408
Proceeds on disposal of long-term investments	-	-	12	-
Dividend income received	23	57	103	171
Other	(1,620)	(94)	(3,679)	(761)
Cash applied to investing activities	$(4,764)	$(9,337)	$(887,179)	$(141,671)
Effect of exchange rate changes on cash and cash equivalents	$(140)	$(34)	$(167)	$17
Increase (decrease) in cash and cash equivalents	$8,620	$93,804	$(227,586)	$137,180
Cash and cash equivalents, beginning of period	71,892	139,199	308,098	95,823
Cash and cash equivalents, end of period	$80,512	$233,003	$80,512	$233,003

Condensed Interim Summary of Ounces Produced and Sold

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced 2
San Dimas 3	1,418	1,786	1,928	1,744	1,290	1,118	1,608	1,979
Yauliyacu	696	696	576	687	875	658	718	687
Peñasquito	2,092	1,932	1,447	1,582	1,630	2,054	2,052	2,047
Barrick 4	506	610	640	690	397	299	301	423
Other 5	2,178	2,177	1,751	1,701	1,903	2,182	2,185	2,119
Total silver ounces produced	6,890	7,201	6,342	6,404	6,095	6,311	6,864	7,255
Gold ounces produced 2
777	6,330	6,668	12,081	9,669	12,105	11,611	12,785	14,134
Sudbury 6	5,967	8,195	8,666	9,924	12,196	7,473	6,426	7,060
Salobo	32,954	27,805	27,185	12,253	10,415	8,486	8,903	10,067
Other 7	9,262	7,414	5,728	4,256	6,959	5,185	5,749	9,530
Total gold ounces produced	54,513	50,082	53,660	36,102	41,675	32,755	33,863	40,791
Silver equivalent ounces of gold produced 8	4,103	3,672	3,926	2,675	2,786	2,144	2,121	2,476
Silver equivalent ounces produced 8	10,993	10,873	10,268	9,079	8,881	8,455	8,985	9,731
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	10,904	10,371	8,964	8,447	8,365	8,977	9,723
Increase (Decrease) 2	n.a.	(31)	(103)	115	434	90	8	8
Silver ounces sold
San Dimas 3	2,014	1,265	1,901	1,555	1,295	1,194	1,529	2,071
Yauliyacu	428	809	320	761	1,373	111	1,097	674
Peñasquito	2,053	1,420	1,573	1,640	1,662	1,958	1,840	1,412
Barrick 4	514	633	648	671	377	291	361	397
Other 5	1,566	1,448	1,223	1,106	1,592	1,673	1,398	1,510
Total silver ounces sold	6,575	5,575	5,665	5,733	6,299	5,227	6,225	6,064
Gold ounces sold
777	10,550	9,490	6,629	8,718	15,287	13,599	6,294	15,889
Sudbury 6	6,674	12,518	8,033	11,251	5,566	6,718	6,878	6,551
Salobo	21,957	32,156	9,794	14,270	7,180	11,902	10,560	6,944
Other 7	8,896	6,810	3,943	3,665	8,685	2,559	6,390	1,840
Total gold ounces sold	48,077	60,974	28,399	37,904	36,718	34,778	30,122	31,224
Silver equivalent ounces of gold sold 8	3,619	4,468	2,058	2,808	2,441	2,267	1,891	1,909
Silver equivalent ounces sold 8	10,194	10,043	7,723	8,541	8,740	7,494	8,116	7,973
Gold / silver ratio 8	75.3	73.3	72.5	74.1	66.5	65.2	62.8	61.1
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,291	6,398	6,445	4,952	5,147	5,996	6,042	5,997

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended September 30, 2015
	Ounces Produced2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,418	2,014	$30,429	$15.11	$4.22	$0.88	$20,167	$21,937	$148,399
Yauliyacu	696	428	6,304	14.73	4.20	6.43	1,753	4,507	177,461
Peñasquito	2,092	2,053	31,052	15.13	4.07	2.85	16,854	22,697	436,783
Barrick 4	506	514	7,674	14.93	3.90	3.24	4,007	5,939	607,076
Other 5	2,178	1,566	23,467	14.99	4.70	4.78	8,625	16,111	486,704
	6,890	6,575	$98,926	$15.05	$4.26	$2.97	$51,406	$71,191	$1,856,423
Gold
777	6,330	10,550	$11,947	$1,132	$402	$823	$(975)	$5,991	$121,673
Sudbury 6	5,967	6,674	7,480	1,121	400	841	(805)	4,811	560,953
Salobo	32,954	21,957	24,742	1,127	400	420	6,743	15,959	2,175,433
Other 7	9,262	8,896	10,156	1,142	339	249	4,926	7,145	156,754
	54,513	48,077	$54,325	$1,130	$389	$535	$9,889	$33,906	$3,014,813
Silver equivalent 8	10,993	10,194	$153,251	$15.03	$4.58	$4.44	$61,295	$105,097	$4,871,236
Corporate
General and administrative							$(7,170)
Impairment charges 9							(154,021)
Other							3,971
Total corporate							$(157,220)	$(5,550)	$137,941
	10,993	10,194	$153,251	$15.03	$4.58	$4.44	$(95,925)	$99,547	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Aljustrel, Keno Hill, Rosemont and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)
During the three months ended September 30, 2015, the Company recognized a total impairment charge of $154.0 million related to its 777 gold interest ($100.3 million) and 777 silver interest ($53.7 million).  The 777 silver interest is reflected as a component of Other silver interests in this press release.

Three Months Ended September 30, 2014
	Ounces Produced2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,290	1,295	$23,142	$17.87	$4.20	$0.81	$16,647	$17,703	$154,218
Yauliyacu	875	1,373	27,766	20.22	4.16	5.92	13,920	22,054	191,985
Peñasquito	1,630	1,662	31,336	18.86	4.05	2.98	19,656	24,605	456,030
Barrick 5	397	377	7,210	19.10	3.90	3.26	4,507	4,120	605,044
Other 6	1,903	1,592	30,081	18.90	4.31	4.47	16,113	24,755	587,819
	6,095	6,299	$119,535	$18.98	$4.16	$3.57	$70,843	$93,237	$1,995,096
Gold
777	12,105	15,287	$19,356	$1,266	$400	$823	$665	$13,241	$251,086
Sudbury 7	12,196	5,566	6,985	1,255	400	841	75	4,759	593,329
Salobo	10,415	7,180	8,980	1,251	400	462	2,792	6,108	1,308,792
Other 8	6,959	8,685	10,996	1,266	309	124	7,234	8,767	161,436
	41,675	36,718	$46,317	$1,261	$378	$590	$10,766	$32,875	$2,314,643
Silver equivalent 9	8,881	8,740	$165,852	$18.98	$4.59	$5.05	$81,609	$126,112	$4,309,739
Corporate
General and administrative							$(8,383)
Impairment charges 10							(68,151)
Other							(579)
Total corporate							$(77,113)	$(5,733)	$308,392
	8,881	8,740	$165,852	$18.98	$4.59	$5.05	$4,496	$120,379	$4,618,131

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$(95,925)	$4,496	$7,220	$147,795
Add back - impairment loss, net of tax	145,726	68,151	145,726	68,151
Adjusted net earnings	$49,801	$72,647	$152,946	$215,946
Divided by:
Basic weighted average number of shares outstanding	404,370	358,366	393,084	357,763
Diluted weighted average number of shares outstanding	404,540	358,762	393,274	358,209
Equals:
Adjusted earnings per share - basic	$0.12	$0.20	$0.39	$0.60
Adjusted earnings per share - diluted	$0.12	$0.20	$0.39	$0.60

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Silver Wheaton of US$900 million to Glencore and the satisfaction of each party's obligations in accordance with the Silver Purchase Agreement, the anticipated receipt by Silver Wheaton of estimated silver production in respect of the Antamina mine, statements with respect to Silver Wheaton's NCIB, the number of shares that may be purchased under the NCIB, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, Silver Wheaton’s confidence in its business structure, Silver Wheaton’s position relating to any dispute with the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend reassessments issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, Silver Wheaton’s ability to post security for amounts sought by the CRA under notices of reassessment, the length of time it would take to resolve any CRA dispute or an objection to a reassessment, and assessments of the impact and resolution of various legal and tax matters, including proceedings with the Canada Revenue Agency and proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Glencore Silver Purchase Agreement, the market price of the common shares being too high to ensure that purchases under NCIB benefit the Company and its shareholders, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the payment of US$900 million to Glencore and the satisfaction of each party’s obligations in accordance with the terms of the Silver Purchase Agreement, that common shares will from time to time trade below their value, that Silver Wheaton will complete purchases of common shares pursuant to the NCIB, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton may be permitted to post security for amounts sought by the CRA under notices of reassessment, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

   In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

    For further information, please contact:

   Patrick Drouin
   Senior Vice President, Investor Relations
   Silver Wheaton Corp.
   Tel: 1-844-288-9878
   Email: info@silverwheaton.com
   Website: www.silverwheaton.com